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            KPMG Inc.   Suite 300 Commerce Court West   Telephone (416) 777-8500
                        PO Box 31 Stn Commerce Court    Telefax   (416) 777-3364
                        Toronto Ontario M5L 1B2         Telefax   (416) 777-8818
                                                          http://www.kpmg.ca


May 13, 1998


Board of Directors
Sage Laboratories, Inc.
11 Huron Drive
East Natick Industrial Park
East Natick, Massachusetts 01760

Gentlemen:

We understand that Sage Laboratories, Inc. ("Sage") is considering entering into an Agreement and Plan of Merger pursuant to which FIL Acquisition Corp. ("FIL"), a wholly-owned subsidiary of Filtronic plc ("Filtronic"), will commence a tender offer for all of Sage's outstanding common stock for a cash consideration of $17.50 per share, net to the seller, to be followed as soon as practicable by a merger of Sage and FIL whereby each issued and outstanding share of Sage (other than those shares owned by Sage, Filtronic, FIL or dissenting shareholders) will be converted into the right to receive the cash consideration per share in the tender offer (collectively, the "Transaction"). You have supplied us with a draft of the Agreement and Plan of Merger by and among Filtronic plc, FIL, Inc. and Sage Laboratories, Inc. dated as of May 13, 1998 in substantially the form to be executed by the parties (the "Merger Agreement").

You have asked us to render our opinion as to whether the cash consideration to be received by the public stockholders of Sage in the Transaction is fair, form a financial point of view to the public stockholders of Sage.

In the course of our analyses for rendering this opinion, we have:

1.   reviewed the Merger Agreement;

2. reviewed Sage's Annual Reports on Form 10-K for the fiscal years ended June 30, 1993 through 1997, its Quarterly Reports on Form 10-Q for the periods ended September 27, 1997, and December 27, 1997 and its unaudited interim financial statements for the periods ended March 29, 1997 and March 28, 1998;
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The Board of Directors of Sage Laboratories, Inc.
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3.   reviewed certain operating and financial information provided to us by management relating to Sage's business and prospects, including its budget for the year ending June 30, 1998;

4. met with Sage's senior management to discuss its operations, historical financial statements and future prospects;

5.   visited Sage's facilities in East Natick, Massachusetts;

6.   reviewed the historical market price of the common stock of Sage;

7. reviewed publicly available financial data and stock market performance data of public companies which we deemed appropriate;

8. reviewed the terms of recent acquisition of companies we deemed appropriate; and

9. conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate for the purposes of this opinion.

In rendering our opinion, we have relied upon and assumed, without any obligation of independent verification, the accuracy, completeness and fairness of all financial and other information that was available to us form public sources and all the financial and other information provided to us by Sage or its representatives. We have further relied upon the assurances of the management of Sage that they are unaware of any facts that would make the information Sage or its representatives provided to us incomplete or misleading.

With respect to the fiscal year 1998 budget supplied to us, we assumed that, as of the date supplied to us, it was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Sage. In arriving at our opinion, we have not performed any independent appraisal of the assets of Sage. Our use of Sage's fiscal year 1998 budget does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants ("AICPA"). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material.
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The Board of Directors of Sage Laboratories, Inc.
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Our opinion is necessarily based on economic, market, financial and other conditions as the exist on, and on the information made available to us as of, the date of this letter. We have relied as to all legal matters on the advice of counsel to Sage.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Sage in connection with its consideration of the Transaction. Our opinion, as expressed below, does not constitute a recommendation to the stockholders of Sage as to whether or not to tender their shares in the tender offer or vote in favor of the merger.

Based on the foregoing, it is our opinion that the cash consideration to be received by the public stockholders of Sage in the Transaction is fair, from a financial point of view, to the public stockholders of Sage.

                                         Very truly yours,

                                         /s/ KPMG Inc.

                                         KPMG Inc.